Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

December 4, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ryan Rohn
Stephen Krikorian
Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc.
Amendment No. 12 to Draft Registration Statement on Form F-4
Submitted November 13, 2023
CIK No. 0001921158

Dear Mr. Rohn, Mr. Krikorian, Mr. Derby and Mr. Austin:

In response to the discussion with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 30, 2023, we are writing to provide supplemental information on behalf of BitFuFu Inc. (the “Company”), regarding the accounting treatment of the self-mining business of Finfront Holding Company (“BitFuFu”) and revised disclosure in the Company’s Amendment No. 12 to Draft Registration Statement on Form F-4, confidentially submitted to the Commission on November 13, 2023 (the “Draft Registration Statement”).

To facilitate the Staff’s review, we have separately provided the Staff a courtesy copy of revised disclosure on F-61 and F-62 of the Draft Registration Statement, marked to show changes to the relevant disclosure. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Draft Registration Statement.

F-61 and F-62 to Amendment No. 12 to Draft Registration Statement on Form F-4

RESPONSE: BitFuFu respectfully submits that, the subsection headed “Cryptocurrency self-mining revenue” on pages on F-61 and F-62 of the Draft Registration Statement will be revised and replaced in its entirety to read as follows:

“Cryptocurrency self-mining revenue

The Company has entered into framework agreements, as amended from time to time, with mining pool operators to perform hash calculations for the mining pools. Each party has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Therefore, the Company has concluded that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. The Company has determined that the mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates.

The Company’s enforceable right to compensation only begins once the Company commences performing hash calculations for the mining pool operators. According to the agreed mining pool payout method, which in the Company’s case is the Full-Pay-Per-Share (“FPPS”) method, the mining pool operator confirms the amount of Company’s Bitcoins payout each day at 24:00 UTC in exchange for the hash calculations performed by the Company to the mining pool in the previous 24 hours. The Bitcoin payout is settled on the following day, on a daily basis. The Company is entitled to compensation regardless of whether the mining pool operators successfully record a block to the Bitcoin blockchain. Providing services to perform hash calculations for the pool operators is the only performance obligation in the Company’s arrangements with mining pool operators and is an output of the Company’s ordinary activities.

The Company is entitled to a non-cash consideration at an amount that approximates the total Bitcoins that could have been mined using the hash calculations performed by the Company according to the pool operator’s specification over the previous 24 hours period, based upon the then current blockchain difficulty. The payout method used by the mining pools in which the Company participated is the FPPS method. The FPPS reward system contains three components, (1) a fractional share of the fixed cryptocurrency award from the mining pool operator (referred to as a “block reward”), (2) transaction fees generated from (i.e., paid by) blockchain users to execute transactions and distributed (i.e., paid out) to individual miners by the mining pool operator, and (3) mining pool operating fees retained by the mining pool operator for operating the mining pool. The Company’s total compensation is calculated using the following formula: the sum of the Company’s share of (a) block rewards and (b) transaction fees, less (c) mining pool operating fees, as discussed in greater detail below.

(1) “Block rewards” represent the Company’s share of the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole. The block reward earned by the Company is calculated by dividing (a) the total amount of hash calculations the Company provides to the mining pool operator, by (b) the total Bitcoin network’s implied hash calculations (as determined by the Bitcoin network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(2) “Transaction fees” refer to the total fees paid by users of the network to execute transactions. Under FPPS, the Company is entitled to a pro-rata share of the total amount of transaction fees that are actually generated on the Bitcoin network as a whole. The transaction fees paid out by the mining pool operator to the Company is calculated by dividing (a) the total amount of transaction fees that are actually generated on the Bitcoin network as a whole, by (b) the total amount of block subsidies that are actually generated on the Bitcoin network as a whole, multiplied by (c) the Company’s block rewards earned as calculated in (1) above. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(3) “Mining pool operating fees” are charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Company receives and are only incurred to the extent that the Company has generated mining revenue pursuant to the mining pool operator’s payout calculation.

The non-cash consideration in exchange for the Company’s performing hash calculations, including block rewards and transaction fees, is variable because the amount of hash calculations the Company performs in accordance with the pool operator’s specifications and the amount of transaction fees of the entire blockchain network for the 24 hours period ending at 24:00 UTC are uncertain. The mining pool operating fees are also variable because they are calculated as a small fraction of the sum of the block rewards and the transaction fees, in accordance with the agreement with each mining pool operator. The Company is able to estimate the amount of variable consideration related to the block reward component on the date of contract inception because (a) the total amount of hash calculations the Company provides to the mining pool operator, (b) the total Bitcoin network’s implied hash calculations and (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole are either fixed or can be estimated on the date of contract inception. However, the Company is not able to have reliable means to estimate the amount of variable consideration related to transaction fee component on the date of contract inception, because of the uncertainty of the actual amount of transaction fees of the entire blockchain network for that day. The mining pool operator will confirm the considerations, including the block rewards, the transaction fees, and the mining pool operating fees at 24:00 UTC each day.

For each contract, the Company measures the non-cash consideration using the average of daily quoted US$ spot rate of Bitcoin on the date of contract inception. For each contract, the Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

The Company would also perform impairment assessment whenever events or changes in circumstances occur indicating that it is more likely than not that the Bitcoins are impaired. The Company recognizes an impairment loss at any time the fair value of the digital asset is below its carrying value.

The Company had no self-mining activities in the period/year ended December 31, 2020 and 2021.”

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP